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As filed with the Securities and Exchange Commission on February 27, 2004
File No.: 333-______

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

AUTHENTIDATE HOLDING CORP.
(Exact name of Registrant as specified in its charter)

Delaware (State of Incorporation)	2165 Technology Drive Schenectady, NY 12308 (518) 346-7799 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	14-1673067 (I.R.S. Employer Identification Number)

John T. Botti
Chief Executive Officer
2165 Technology Drive
Schenectady, NY 12308
(518) 346-7799

(Name and address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Victor J. DiGioia, Esq.
Michael A. Goldstein, Esq.
GOLDSTEIN & DIGIOIA, LLP
45 Broadway
New York, New York 10006
Telephone (212) 599-3322
Facsimile (212) 557-0295

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plan, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

     CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Being Registered	Amount to be Registered	Proposed Maximum Offering Price per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $.001 par value (2)	5,360,370	$15.70	$84,157,809	$10,662.79
Common Stock, $.001 par value (3)	50,000	$15.70	$785,000	$99.46
Total	5,410,370		$84,942,809	$10,762.25

(1)	Estimated solely for the purpose of determining the registration fee, in accordance with Rule 457(c), based on the average high and low prices of one share of Authentidate Holding Corp.’s Common Stock as reported on the Nasdaq National Market on February 24, 2004 ($15.70).
(2)	Represents shares of Common Stock issued to certain selling security holders.
(3)	Represents shares of Common Stock issuable upon exercise of outstanding Common Stock Purchase Warrants held by certain selling security holders. Pursuant to Rule 416, there are also being registered such additional number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

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THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to completion, dated February 27, 2004

5,410,370 Shares

AUTHENTIDATE HOLDING CORP.

Common Stock

     We are registering for resale an aggregate of 5,410,370 shares of common stock, $.001 par value of Authentidate Holding Corp., held by or to be issued to certain of our security holders as follows: 5,360,370 shares of common stock currently held by certain selling security holders and an aggregate of 50,000 shares issuable upon the exercise of common stock purchase warrants.

     We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.

     Our common stock is traded in the over-the counter market and is quoted on the Nasdaq National Market under the symbol “ADAT”. On February 24, 2004, the closing price for our common stock as reported on Nasdaq was $15.85.

      The shares may be sold from time to time by the selling security holders, or by their transferees. No underwriting arrangements have been entered into by the selling security holders. The distribution of the shares by the selling security holders may be effected in one or more transactions that may take place on the over the counter market, including ordinary brokers transactions, privately negotiated transactions or through sales to one or more dealers for resale of the shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with such sales. The selling security holders and intermediaries through whom such shares are sold may be deemed underwriters within the meaning of the Act, with respect to the shares offered by them.

PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 10 TO READ ABOUT CERTAIN FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      Prospectus dated ______, 2004

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ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we are filing with the Securities and Exchange Commission, or SEC, on behalf of the Selling Security Holders utilizing a “shelf” registration process. Under this process, the Selling Security Holders may from time to time sell the shares of our common stock covered by this prospectus in one or more offerings (subject to the restrictions described in this prospectus). This prospectus provides you with a general description of the securities that the Selling Security Holders may offer. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering by the Selling Security Holders will be set forth in a prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find Additional Information,” beginning on page 28.

        You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone, including the Selling Security Holders, to provide you with different information. The Selling Security Holders are not making an offer of the securities to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the document incorporated by reference, regardless of when this prospectus or any prospectus supplement is delivered to you or when the shares of common stock covered by this prospectus are offered or sold.

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PROSPECTUS SUMMARY

The following summary is intended to set forth certain pertinent facts and highlights from material contained in our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2003 and our other reports as filed with the Securities and Exchange Commission, all of which are incorporated by reference into this prospectus.

AUTHENTIDATE HOLDING CORP.

Our Business

Authentidate Holding Corp. (“AHC”), its subsidiaries DJS Marketing Group, Inc. (“DJS”), Authentidate, Inc., Authentidate International, AG and Trac Medical Solutions, Inc. (f/k/a WebCMN, Inc.) are engaged in the following businesses:

•	the development, assembly and distribution of document imaging software and systems;

•	the development and sale of authentication software products; and

•	the sale and integration of computer systems and related peripheral equipment, components, and accessories and the provision of network and internet services.

While the market for our products and services is highly competitive and rapidly changing, these markets have experienced significant growth over the last decade and we believe such growth may continue.

AHC was formerly known as Bitwise Designs, Inc. The name change was approved by our shareholders at our March 23, 2001 Annual Meeting.

We established our DocStar division in 1996. Through our DocStar division, we develop document imaging software and market and sell the software products, either as a stand-alone product or integrated with hardware. Sales of our DocStar products are made through a national dealer network.

In March 1996, we acquired DJS (d.b.a Computer Professionals), a systems integrator and computer reseller in Albany, New York. DJS is an authorized sales and support provider for software products such as Microsoft Solutions and Lotus Notes and hardware items, including IBM and Compaq. DJS also provides information technology services in its market area of upstate New York.

We established our Authentidate subsidiary during the fiscal year ended June 30, 2000 to engage in the business of providing end users with a service providing for the storage, confirmation and authentication of electronic data and images. Authentidate is the process of selling its product to commercial and government customers.

On July 31, 2002, we entered into a strategic alliance agreement with the United States Postal Service (“USPS”) to serve as the preferred provider of the USPS Electronic Postmark® (“EPM”) service. Under the terms of the agreement, our subsidiary, AuthentiDate, Inc., provides the management, technology and support for the United States Postal Service’s EPM system.

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The USPS Electronic Postmark® provides evidence that the content of a document or file existed at a specific date and time and is intended to protect the integrity of the document or file by ensuring that it cannot be altered without detection. The EPM uses our patent pending technology offering highly sophisticated encryption methodology ensuring document authenticity and is intended to be able to be added to any application regardless of the computing platform or operating system.

Subsequent to the formation of Authentidate, we established, with a German entity, Authentidate International, A.G., a German corporation, to market the Authentidate service in certain foreign countries, including the European marketplace. Authentidate International is based in the vicinity of Dusseldorf, Germany. In March 2002, Authentidate International became a wholly-owned subsidiary of AHC. Authentidate International is presently focused on selling its software solutions in Germany.

Our subsidiary, Trac Medical Solutions, Inc., has developed a business model applying the Authentidate technology to the medical supply industry relating to the automation and processing of Certificates of Medical Necessity (a “CMN”) and other medical forms. During the fiscal year ended June 30, 2003, Trac Medical Solutions was engaged in product and market development and began marketing and selling its service. In March 2003, we acquired all the outstanding stock of Trac Medical Solutions previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the outstanding stock of Trac Medical Solutions. As a result of the acquisition, we now own 100% of Trac Medical Solutions. The parties completed the transaction effective on March 18, 2003.

Products and Services

DOCUMENT IMAGING SYSTEMS

DocSTAR Product Line

In January 1996 we introduced our document imaging management system on a national level under the tradename DocStar. Our document imaging management system, marketed on a national level under the tradename DocStar, enables users to scan paper documents onto an optical disk, hard drive or other storage medium from which they can be retrieved in seconds. This system allows users to eliminate or significantly reduce paper filing systems. We believe that a broad spectrum of businesses and governmental agencies experience the problem of storage, management and security of paper documents. The DocStar product line is intended to provide a cost effective method of reducing the space necessary to store documents while granting a user the ability to instantly retrieve documents.

We design and assemble the DocStar product line, the main components of which are a proprietary software package and a personal computer. We purchase hardware components, such as computer processing units, memory cards, hard drives and other components, from unaffiliated third parties and assemble the DocStar computer for the system. The software utilized in DocStar consists of various versions of existing software from other developers, as well as software we have developed. We offer the DocStar System in several models, which offer different storage options and processing speeds. We also sell software upgrades and licenses which involve no hardware or computer parts. This system can be utilized as a “stand-alone” system or as part of a network installation. We consider our DocStar division to be a software business. While, we sell the computer in order provide the customer with a “turn-key” system, we believe that it is the softwar e employed in the DocStar system which differentiates us from our competitors. Our dealers provide the end users with the peripheral hardware, such as third party manufactured scanners, monitors and printers, if necessary. During the 2003 fiscal year, we released a new version of the DocStar software, as well as additional modules.

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The operation of a DocStar unit is similar to that of a facsimile machine. Documents are fed into an optical scanner that reads the documents and stores the information on one of several alternative mass storage devices. Documents can also be transmitted from or to the system via facsimile machine or modem. Documents can be retrieved almost instantaneously for viewing, printing or faxing thereby offering a significant time-saving tool to the modern office.

     We market our DocStar products through a national dealer network of approximately 100 dealers and anticipate the addition of several new dealers in future fiscal quarters to expand into markets not currently served. While we have entered into relationships with new dealers during the past fiscal year, the overall number of dealers in our network has remained relatively constant due to our termination of under-performing dealers. We own and manage one dealership in the Albany, New York region, which also serves as a test market for new applications and software.

AUTHENTIDATE BUSINESS LINES

In 1999, we established a majority owned subsidiary named Authentidate, Inc., to engage in a new business line of providing end users with a software-based service which will:

•	accept and store electronic images from networks and personal computers throughout the world and from different operating systems via the Internet;

•	indelibly date and time stamp all electronic images received using a secure clock;

•	allow users to transmit only the “secure codes” to Authentidate fileservers while maintaining the original within the customers “firewall”; and

•	allow users to prove authenticity of time, date and content of stored electronic documents.

Authentidate, Inc.

Authentidate has developed and released a software product designed to accept and store electronic files from around the world and from different operating systems via the Internet and to date and time stamp those files with a secure clock to prove content, date and time authenticity. The service allows users to also send authentic E-mail and we also expect that this service will be utilized for electronic bill presentment, financial services, health care and government applications. This product, marketed as the Enterprise Edition, was released for sale in May, 2001. We contemplate that product integration development work will be necessary for many applications or customers. We realized minor revenue during fiscal year ended June 30, 2003.

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In July 2002, we entered in to a strategic alliance agreement with the U.S. Postal Service to offer the USPS Electronic Postmark® (EPM®), primarily through Microsoft Corporation’s Office® products. The EPM employs our patent pending technology to ensure document authenticity. In order to facilitate this product launch, we entered into development and promotional agreements with Microsoft Corporation and an affiliate of Microsoft in order to create the necessary software interfaces between the EPM and Microsoft software products, including Microsoft Office®. We announced the general release of this product on October 21, 2003. During the current fiscal year, AHC has generated revenue from sales of EPM transactions.

Authentidate International, AG

We formed a joint venture in March, 2000, known as Authentidate International, AG, with a German company to develop the Authentidate software in foreign languages and to market that product outside the Americas, Japan, Australia, New Zealand and India. This company is generating sales in the German maket. On March 15, 2002, we consummated the acquisition of the outstanding capital stock of Authentidate International not owned by us and presently own all of the capital stock of this company.

Authentidate International has marketed the Authentidate technology in the European marketplace and during the fiscal year ended June 30, 2003, entered into revenue generating agreements for its technology solutions. Currently, Authentidate International has entered into over twenty revenue-generating agreements with its customers.

Trac Medical Solutions, Inc.

We established Trac Medical Solutions, Inc. as WebCMN, Inc., in March, 2001 in order to develop a service to facilitate the processing of Certificates of Medical Necessity and other medical forms for the medical equipment supplier industry. WebCMN changed its corporate name to Trac Medical Solutions, Inc., in connection with its acquisition of various intellectual property and other assets in October, 2001, including the trademark “Trac Medical” and a patent application related to the business model it is developing. Through Trac Medical Solutions, we are developing a service offering which incorporates our proprietary Authentidate software that is designed to enable users to accurately and efficiently process Certificates of Medical Necessity, which are required to be submitted by suppliers of medical devices in order to obtain insurance reimbursement from Medicare and other third party payors for such products. This service is intended to reduce th e time period for reimbursement currently experienced by medical device suppliers. Trac Medical Solutions markets its service under the trademark CareCert™. During the fiscal year ended June 30, 2003, Trac Medical Solutions was primarily engaged in the market and product development stage, although it did commence marketing its service, CareCert™, during that period and realized minor sales during that period. Sales growth is expected during the current fiscal year. As discussed below, Trac Medical recently entered into an agreement with an affiliate of the American Association for Homecare to market an enhanced version of its solution to the membership of the American Association for Homecare.

In March 2003, we acquired all the outstanding stock of our subsidiary, Trac Medical Solutions, Inc. previously held by four other shareholders. Prior to the acquisition, we owned 85.8% of the outstanding stock of Trac Medical Solutions. As a result of the acquisition, we now own 100% of Trac Medical Solutions. The parties completed the transaction effective on March 18, 2003.

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DJS MARKETING GROUP, INC.

DJS (d/b/a “Computer Professionals”) is a network and systems integrator of computer and peripheral products for a variety of customers, including corporations, schools, government agencies, manufacturers and distributors. DJS is a prominent systems integrator in the Albany, New York region.

DJS provides network integration, Internet/Intranet development, accounting solutions, service, consultation, document management and video conferences. DJS also services the products it sells by employing factory trained computer technicians and network engineers.

Computer Products and Integration Services

DJS purchases personal computers and peripheral computer products from many different suppliers. Peripheral computer products are products that operate in conjunction with computers, including but not limited to, printers, monitors, scanners, modems and software. DJS configures various computer hardware and peripheral products such as software together, to satisfy a customer's individual needs.

System Integration Services

DJS’s network integration group designs, implements, installs, manages and supports enterprise networks with products from Novell, Microsoft, Citrix, Compaq, Cisco and others. Applications that the network system provides include security, remote access storage, E-mail, accounting systems, word processing, communication and any other applications that require the sharing of information. DJS designs customized solutions for its clients with precise objectives and its engineers analyze hardware, software, and cabling to ensure effective and affordable solutions.

Service and Consultation

DJS's service department is authorized to repair and maintain all major brand products sold by DJS, including warranty and post-warranty equipment. DJS generally guarantees a four (4) hour response time for all service calls, with an average resolution time of next day.

DJS's engineers also provide complete system configuration services, which includes installation of all hardware, including memory, disk drives, network or communication adapters, as well as any associated software or driver. All units are thoroughly tested after configuration and all malfunctioning units are eliminated.

Document Management Services

DJS also offers document imaging services which it believes is an efficient and financially attainable alternative to conventional, costly paper trails. Management believes digital documents can be stored, searched, retrieved and edited in a fraction of the time with complete access to the network and quality control features. Among other product lines, DJS offers customers our DocStar line.

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Sales and Marketing

DJS markets its products and services throughout New York State, parts of Vermont and Massachusetts. DJS intends to expand its national and international sales and marketing departments. Clients include corporations, small office/home office owners, schools, government agencies, manufacturers and distributors.

Recent Events

Trac Medical Solutions

On February 13, 2004, Authentidate Holding Corp. (the “Company”) issued a press release announcing that its subsidiary, Trac Medical Solutions, Inc., has entered into a nine-year agreement with an affiliate of the American Association for Homecare (the “Association”) and bConnected Software, Inc. providing for the delivery of a software-based solution for the processing of Electronic Certificates of Medical Necessity (e-CMNs™) and other electronic health care forms. The e-CMN solution will incorporate the current CareCert™ technology, a software-based processing engine and applications from bConnected Software and the use of the USPS Electronic Postmark®. In a related transaction, Trac Medical Solutions entered into a software development and license agreement with bConnected Software providing for the terms and conditions for the development by bConnected of software to be integrated with Trac Medical’s current CareCert technology to provide certain of the functionality to be delivered pursuant to the agreement with the Association.

The agreements, which became effective as of February 12, 2004, provide that: (a) the American Association for Homecare will license to Trac Medical its logos and trademarks in connection with Trac Medical’s marketing efforts; (b) Trac Medical will develop and commercialize an enterprise edition of its CareCert solution; and (c) bConnected will develop software for the enterprise version of CareCert for Trac Medical.

Private Placements of Common Stock

On February 4, 2004, we completed a private placement of our common stock for gross proceeds of approximately $71.8 million to certain institutional and accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D, promulgated thereunder. We issued an aggregate of 5,223,636 shares of our common stock in this transaction and received approximately $67 million in net proceeds. We intend to use the net proceeds from this transaction to strengthen our balance sheet, for sales, marketing and other operational and general corporate purposes. Roth Capital Partners, LLC, SG Cowen Securities Corporation and William Blair & Company acted as placement agents in the transaction.

In addition, we also completed on February 4, 2004, a separate private placement of 136,734 shares of our common stock for an aggregate purchase price of approximately $1.9 million to certain other accredited investors pursuant to Section 4(2) of the Securities Act and Regulation D, promulgated thereunder. We received approximately $1.80 million in net proceeds from this transaction. We intend to use the net proceeds from this transaction for general corporate purposes.

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The securities sold in these offerings are restricted securities under the terms of the Securities Act and may not be transferred or resold for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. We are obligated to file a registration statement with the Securities and Exchange Commission to register the shares of common stock issued in these offerings. This registration statement is being filed in compliance with the foregoing obligation.

Conversion of Debentures

During the quarter ended December 31, 2003, we exercised our right to require the holders of an aggregate amount of $8,895,300 of convertible debentures to convert the entire outstanding principal amount of their debentures into shares of our common stock. The conversion of these debentures has resulted in our issuance of an aggregate amount of 3,351,525 shares of our common stock to the holders of the debentures. The specific debentures subject to this conversion requirement are an aggregate principal amount of $3,700,000 of convertible debentures issued in October 2002, an aggregate principal amount of $2,725,300 of convertible debentures issued in May 2003 and an aggregate principal amount of $2,470,000 of convertible debentures issued in September 2003. We expensed the debt discount as interest expense related to these debenture issues during the quarter ended December 31, 2003. During the quarter ended December 31, 2003 we expensed the entire balance of unamortized debt discount and charged approximately $5.1 Million to interest expense. The resulting total write-off of debt discount for the six months ended December 31, 2003 is approximately $5.4 Million, all of which is a non cash interest charge. In addition, we expensed all unamortized deferred financing costs related to these three debenture issues during the six months ended December 31, 2003, in the amount of $546,000 as interest expense. We will save approximately $623,000 in interest payments annually as a result of these conversions.

Our Offices

We were initially organized in August 1985 and reincorporated under the laws of the state of Delaware in May 1992. Our executive offices are located at 2165 Technology Drive, Schenectady, New York 12308, our telephone number is (518) 346-7799, and our Internet address is www.authentidatehc.com.

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THE OFFERING

Common Stock Offered by the
Selling Security Holders	5,410,370

Common Stock Outstanding
Prior to Offering (1)	32,353,402

Common Stock Outstanding
After the Offering (2)	32,403,402

Use of Proceeds	Authentidate Holding Corp. will not receive any proceeds from the sales of the Selling Shareholders. We anticipate that proceeds received from the exercise of any warrants will be used for working capital and general corporate purposes. Please see “Use of Proceeds.”

Nasdaq National Market Symbol
(CommonStock):	“ADAT”

(1)	Based on the number of shares actually outstanding as of February 20, 2004.

Unless otherwise specifically stated, information throughout this prospectus excludes as of February 20, 2004:

•	3,000,000 shares of Common Stock reserved for issuance under our 1992 Employee Stock Option Plan and 5,000,000 shares of Common Stock reserved for issuance under our 2000 Employee Stock Option Plan, of which a total of 4,498,677 shares have been reserved for currently outstanding options under both Employee Stock Option Plans;

•	177,500 shares of Common Stock reserved for currently outstanding options under our 1992 and 2001Non-Executive Director Stock Option Plans;

•	2,626,006 shares of Common Stock reserved for issuance upon the exercise of currently outstanding warrants, including the 50,000 shares issuable upon exercise of warrants which are covered in this prospectus; and 500,000 shares of Common Stock reserved for issuance upon the conversion of our Series B Preferred Stock.

(2)	Assumes the exercise and conversion of all of securities for which underlying shares are being registered.

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RISK FACTORS

An investment in the securities offered hereby involves a high degree of risk. The following factors, in addition to those discussed elsewhere, should be considered carefully in evaluating us and our business. An investment in the securities is suitable only for those investors who can bear the risk of loss of their entire investment.

Risks Related to our Business

If we continue to face uncertainties in marketing our products, we will continue to lose money.

We incurred losses of $9,839,309, $9,951,402 and $9,340,103 for the fiscal years ended June 30, 2003, 2002 and 2001, respectively, and a loss of $9,523,708 for the unaudited six months ended December 31, 2003. We have incurred significant costs developing and commercializing our Authentidate related services and will continue to incur these costs in the future as we attempt to increase market awareness and sales. We have also incurred significant costs to date in establishing and maintaining the distribution channels for our DocStar products and will continue to incur such costs in the future. In the event we determine to expand our distribution channels, these costs would be expected to increase. Our prospects should be considered in light of the difficulties frequently encountered in connection with the establishment of a new business line and the competitive environment in which we operate. There can be no assurance that we will be able to achieve profitable operations in future operating periods. If the revenue generated from our Authentidate-related products is less than anticipated, the carrying value of the goodwill costs may be impaired and require an impairment charge in the future.

We have historically had limited working capital and have financed our operations through private placements of securities.

Our capital requirements have been and will continue to be significant. We have been substantially dependent upon private placements of our securities and on short-term and long-term loans from lending institutions to fund such requirements. We are expending significant amounts of capital to promote and market the Authentidate product line, including the offerings of our Trac Medical Solutions subsidiary and to continue to promote our DocStar products. Due to these expenditures, we have incurred significant losses to date. For the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001, we used $5,189,117, $6,056,427 and $1,391,651 in cash for operating activities, respectively. For the six months ended December 31, 2003, we used $2,877,475 in cash for operating activities.

In February 2004, we announced the completion of private financings of approximately $73.7 million in which we issued an aggregate of 5,360,370 shares of our common stock. We intend to use the net proceeds from these sales to strengthen our balance sheet, for sales, marketing and other operational and general corporate purposes. We expect the net proceeds received from these transactions, along with revenues derived from our forecasted operations for fiscal 2004, to satisfy our cash needs for the foreseeable future. No assurances can be given that we will be able to attain sales levels of our segments and support our costs through revenues derived from operations. If we are unable to attain projected sales levels for our Authentidate products, it may be necessary to raise additional capital to fund operations to meet our obligations in the future.

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If the United States Postal Service cancels our agreement, we will not generate significant revenue from our Authentidate business and will need to incur additional costs in our efforts to successfully commercialize this product.

We entered into the strategic alliance agreement with the United States Postal Service to incorporate our Authentidate service into their Electronic Postmark® Service. The Postal Service has the right to cancel the contract in the event we are unable to perform our obligations and, after six months from the effective date of the agreement, the Postal Service may terminate the agreement at its convenience. If the Postal Service terminates the agreement, we will not generate any meaningful revenue from the relationship and will not recoup valuable time and resources expended in negotiating and consummating the agreement. Further, if we are unable to commence realizing revenue from our Authentidate service, we will incur additional costs in developing our product and exploring alternative avenues in which to successfully market this product. This would further strain our cash resources and may force us to reduce current and proposed operations in an effort to conserve our cash resources.

We rely on our relationship with Microsoft Corporation for the development of a market for the USPS EPM.

On October 21, 2003 we launched an interface with Microsoft Office to provide for an interface with the USPS EPM. This represents an important element of our strategy to develop a market for the USPS EPM product. In the future, we expect to derive a substantial amount of business through this channel. We cannot provide assurance that we will achieve expected sales levels from this relationship. Microsoft is under no obligation for any purchase commitments or guarantees and the agreement does not obligate Microsoft to purchase USPS EPM transactions. Further, Microsoft may terminate this initiative at its convenience. In the event we do not achieve meaningful results from this relationship in the foreseeable future or Microsoft elects to terminate this relationship, our business, financial condition, results of operations and cash flows will be significantly harmed.

The failure to properly manage our growth could cause our business to lose money.

We intend to expand our marketing and distribution efforts relating to our Authentidate business lines in the near future in order to develop and pursue existing and potential market opportunities. This growth is expected to place a significant demand on management and operational resources. In order to manage growth effectively, we must implement and improve our operational systems and controls on a timely basis. If we fail to implement these systems and controls, our business, financial condition, results of operations and cash flows will be materially and adversely affected.

We have incurred significant additional costs concerning our international operations and may incur additional costs in the future.

On March 15, 2002, we consummated a transaction to acquire all of the 61% of the outstanding capital shares of Authentidate International, AG held by our co-venturers for an aggregate of 1,425,875 shares of our common stock and warrants to purchase 100,000 shares of our common stock. In connection with this transaction, certain of the sellers also surrendered to us for cancellation an aggregate of 250,000 warrants to purchase shares of our common stock which were previously issued to them. Further, we entered into an employment agreement with Mr. Jan C.E. Wendenburg, pursuant to which Mr. Wendenburg will serve as the Chief Executive Officer of Authentidate International, AG, for a three year term. In consideration of his services, Mr. Wendenburg received an initial base salary of US$200,000 and was granted options to purchase 184,000 shares of our common stock. We have also issued additional stock options to other employees of Authentidate International, AG.

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Our software products and web site may be subject to intentional disruption.

Although we believe we have sufficient controls in place to prevent intentional disruptions, such as software viruses specifically designed to impede the performance of our products, we may be affected by future such efforts. Similarly, experienced computer programmers, or hackers, may attempt to penetrate our network security or the security of our web site and misappropriate proprietary information or cause interruptions of our services. Our activities could be substantially disrupted and our reputation, and future sales, harmed if these efforts are successful.

Our software security products may not be accepted by consumers, which would seriously harm our business.

We recently introduced our Authentidate product line, including the CareCert medical forms processing service, to the marketplace. Demand and market acceptance for our software security offerings remain subject to a high level of uncertainty. Achieving widespread acceptance of these products and maintaining market acceptance of DocSTAR will continue to require substantial marketing efforts and the expenditure of significant funds to create and maintain brand recognition and customer demand for such products. There can be no assurance that adequate marketing arrangements will be made and continued for such products and there can be no assurance that any of these products will ever achieve or maintain widespread market acceptance or that the sale of such products will be profitable.

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If we cannot continuously enhance our products in response to rapid changes in the market, our business will be harmed.

The computer industry and software-based services industry are characterized by extensive research and development efforts which result in the frequent introduction of new products which render existing products obsolete. Our ability to compete successfully in the future will depend in large part on our ability to maintain a technically competent research and development staff and our ability to adapt to technological changes in the industry and enhance and improve existing products and successfully develop and market new products that meet the changing needs of our customers. Although we are dedicated to continued research and development of our products with a view towards offering products with the most advanced capabilities, there can be no assurance that we will be able to continue to develop new products on a regular basis which will be competitive with products offered by other manufacturers. At the present time, we do not have a targeted level of expendi tures for research and development. We will evaluate all opportunities but believe the majority of our research and development will be devoted to enhancements of our existing products.

Technological improvements in new products that we and our competitors offer, as well as the general decline in the economy and other factors, have resulted in recent declines in retail prices for computer products. As competitive pressures have increased, many companies have ceased operation and liquidated inventories, further increasing downward pricing pressure. Such declines have, in the past, and may in the future, reduce our profit margins.

We do not have patents on all the technology we use, which could harm our competitive position.

We do not currently hold any patents and the technology embodied in some of our current products cannot be patented. We have four patents pending for the innovative technology underlying the Authentidate business plan that can verify the authenticity of digital images by employing a secure clock to stamp the date and time on each image captured and have one patent pending concerning the associated business process. We also have an additional patent application pending related to our Trac Medical Solutions, Inc., business model. We have also registered as trademarks the logos “DocStar” and “Authentidate” and acquired the registered trademark “Trac Medical”. We rely on confidentiality agreements with our key employees to the extent we deem it to be necessary. We further intend to file a patent application for any new products we may develop, to the extent any technology included in such products is patentable, if any. There can be no assurance that any patents in fact, will be issued or that such patents will be effective to protect our products from duplication by other manufacturers. In addition, there can be no assurance that any patents that may be issued will be effective to protect our products from duplication by other developers.

Other companies operating within our business segment may independently develop substantially equivalent proprietary information or otherwise obtain access to our know-how. In addition, there can be no assurance that we will be able to afford the expense of any litigation which may be necessary to enforce our rights under any patent. Although we believe that the products we sell do not and will not infringe upon the patents or violate the proprietary rights of others, it is possible that such infringement or violation has or may occur. We are aware of a patent issued in May 2002 to an agency of the Federal government which we believed may conflict with our patent applications. We have investigated this patent and believe that no claim of this patent is infringed by our current commercial products. We are also investigating two other patents held by a third party to determine whether any of our current products infringe on the claims made in these patents. No determination has been made concerning these patents. Although we have not received notice of any claims that our products are infringing, we cannot provide any assurances that our commercial products do not infringe upon these or other patents.

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In the event that products we sell are deemed to infringe upon the patents or proprietary rights of others, we could be required to modify our products or obtain a license for the manufacture and/or sale of such products. There can be no assurance that, in such an event, we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all, and the failure to do any of the foregoing could have a material adverse effect upon our business. Moreover, there can be no assurance that we will have the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action. In addition, if our products or proposed products are deemed to infringe upon the patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which could also have a material adverse effect on our business.

We depend on others for components of our products, which may result in delays and quality-control issues.

We do not own or lease any manufacturing facilities and do not manufacture any of the component parts for our products. Rather, we purchase all of these components from unaffiliated suppliers. All of our DocStar products are assembled at our facilities. DJS acquires computer hardware from manufacturer or third party resellers. We believe that at the present time we have sufficient sources of supply of component parts and computer equipment, and that in the event any existing supplier ceases to furnish these to us, alternative sources are available. However, there can be no assurance that the future production capacity of our current suppliers and manufacturers will be sufficient to satisfy our requirements or that alternate suppliers and manufacturers will be available on commercially reasonable terms, or at all. Further, there can be no assurance that the availability of such supplies will continue in the future.

If our products are not competitive, our business will suffer.

Authentidate Holding Corp. and its subsidiaries are engaged in the highly competitive businesses of developing document imaging software and distributing turn-key document imaging systems, developing software-based authentication products, reselling computer hardware and software as well as technical support services for such businesses.  We believe that the principal competitive factors affecting our markets include fault-tolerance, reliability, performance, ease of use, scalability, manageability, price and customer service and support. There can be no assurance that we will be able to successfully incorporate these factors into our products and to compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected.

The document imaging business is competitive and we compete with major manufacturers. Many of these companies have substantially more experience, greater sales, as well as greater financial and distribution resources than do we. Our Authentidate business, including the products offered by Trac Medical Solutions and Authentidate International, are relatively new business lines and the level of competition across the product line is unknown at this point in time. There can be no assurances, however, that any of the Authentidate products, including the service offered through the U.S. Postal Service, will achieve market acceptance.

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Our DJS subsidiary is engaged in the highly competitive business of systems integration, computer services and computer reselling. DJS competes with many small and local companies which provide similar technical services to those offered by DJS. Additionally, DJS must compete with other computer resellers, many of whom have greater financial and technical resources. There can be no assurance that DJS will be able to compete successfully with these competitors.

We also expect that competition will increase as a result of industry consolidations and the formation of new companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and loss of market share, any of which could harm our business.

Our software products are complex and are operated in a wide variety of computer configurations, which could result in errors or product failures.

Our software products, including our Authentidate products, are complex and may contain undetected errors, failures or bugs that may arise when they are first introduced or when new versions are released. These products may be installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. Our customers’ computer environments are often characterized by a wide variety of configurations that make pre-release testing for programming or compatibility errors difficult and time-consuming. Despite testing by us and by others, errors, failures or bugs may not be found in new products or releases after commencement of commercial shipments. Errors, failures or bugs in our products could result in negative publicity, product returns, loss of or delay in ma rket acceptance of our products or claims by customers or others. Alleviating these problems could require significant expenditures of our capital and resources and could cause interruptions, delays or cessation of our product licensing, which could cause us to lose existing or potential customers and would adversely affect our financial conditions, results of operations and cash flows. Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions may not prove effective in limiting our liability.

If we lose our President, our business will be harmed.

Our success is largely dependent upon the services of our Chairman of the Board and President, John T. Botti. The loss of his services would have a material adverse affect on our business and prospects. Effective as of January 2004, Mr. Botti’s employment is governed by a new three-year employment agreement. Under this agreement, Mr. Botti will receive a base salary of $300,000 and a discretionary bonus based on financial and other criteria of up to 50% of the base salary. In addition, Mr. Botti will be entitled to a severance payment of one year’s base compensation in the event his employment is terminated or not renewed without cause. Further, in the event Mr. Botti’s employment is terminated in connection with or following a change of control of our company, Mr. Botti will also be entitled to a payment equal to three times his five year average annual compensation, plus a tax gross up provision in the event the change of control is a sale or merger where our company is valued at $100,000,000 or more. We have obtained, for our benefit, “key man” life insurance in the amount of $1,000,000 on Mr. Botti’s life.

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Risks Related to this Offering and our Common Stock

By further increasing the number of shares of our common stock that may be sold into the market, this offering could cause the market price of our common stock to drop significantly, even if our business is doing well.

On February 4, 2004, we completed two private placement financings in which we sold to the selling stockholders an aggregate of 5,360,370 shares of our common stock. We agreed to register for resale the common stock issued in the financing. All of these shares of common stock will be freely saleable beginning on the date that the registration statement of which this prospectus forms a part is declared effective by the Commission. The 5,360,370 shares covered by this prospectus represent approximately 16.6% of the total number of our shares of common stock that are issued and outstanding as of February 20, 2004. Sales of these shares in the public market, or the perception that future sales of these shares could occur, could have the effect of lowering the market price of our common stock below current levels and make it more difficult for us and our shareholders to sell our equity securities in the future. The principal terms and conditions of the financing are set forth in (i) the Securities Purchase Agreement, dated January 28, 2004 and (ii) the Registration Rights Agreement, dated January 28, 2004, each of which has been filed as an exhibit to the Registration Statement on Form S-3, of which this prospectus forms a part. You are encouraged to review the full text of these documents.

The recent conversion and exercise of a significant number of our outstanding convertible and exercisable securities will cause dilution and may depress our stock price.

During the six months ended December 31, 2003, we required that the holders of an aggregate principal amount of $8,895,300 of convertible debentures convert such securities into an aggregate of 3,351,525 shares of common stock. In addition, during the six months ended December 31, 2003, the holder of our remaining 3,600 shares of Series C Preferred Stock converted such shares into an aggregate of 743,034 shares of common stock. Finally, we experienced a significant number of option and warrant exercises during the six months ended December 31, 2003. We issued 1,893,440 shares of common stock to such holders. This event will cause holders of our common stock to experience substantial dilution. Further, it is expected that the holders of these securities may immediately sell some or all of the shares of common stock issued upon the conversion or exercise events. Accordingly, we may experience significant downward pressure on the trading price of our common stock.

Our stock price is volatile and could decline.

The price of our common stock has been, and is likely to continue to be, volatile. For example, our stock price in the first six months of the fiscal year ending June 30, 2004 was as low as $2.70 per share and as high as $16.00 per share. We cannot assure you that your initial investment in our common stock will not fluctuate significantly. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

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•	quarterly variations in our operating results;

•	announcements we make regarding significant contracts, acquisitions, strategic partnerships, or joint ventures;

•	additions or departures of key personnel;

•	the introduction of competitive products by existing or new competitors;

•	uncertainty about and customer confidence in the current economic conditions and outlook;

•	reduced demand for any given product; and

•	sales of our common stock.

In addition, the stock market in general, and companies whose stock is listed on The Nasdaq National Market, have experienced extreme price and volume fluctuations that have often been disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance.

Since we have not paid dividends on our common stock, you may not receive income from this investment.

We have not paid any dividends on our common stock since our inception and do not contemplate or anticipate paying any dividends on our common stock in the foreseeable future. Earnings, if any, will be used to finance the development and expansion of our business.

The exercise of our outstanding options and warrants, or conversion of our outstanding shares of Series B Preferred Stock, may depress our stock price.

As of February 20, 2004, there were outstanding the following options and warrants:

•	Stock options to purchase an aggregate of 4,676,177 shares of common stock at exercise prices ranging from $0.01 to $18.20 per share, not all of which are immediately exercisable. The weighted average exercise price of the outstanding stock options is $5.31.

•	Immediately exercisable warrants to purchase an aggregate of 2,626,006 shares of common stock at exercise prices ranging from $1.00 to $11.00 per share. The weighted average exercise price of the outstanding warrants is $3.17.

In addition, there are currently outstanding 28,000 shares of our Series B Preferred Stock. The holder of the Series B Preferred Stock may convert these shares into shares of our common stock at a conversion price equal to $1.40. Accordingly, the outstanding 28,000 shares of Series B Preferred Stock are presently convertible into an aggregate of 500,000 shares of our common stock. We cannot redeem these shares until October 1, 2004.

To the extent that these securities are exercised or converted, dilution to our shareholders will occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected, since the holders of these securities can be expected to exercise or convert them at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than the exercise and conversion terms provided by those securities. Further, in the event the conversion price of the Series B Preferred Stock is lower than the actual trading price on the day of conversion, the holder could immediately sell all of its converted common shares, which would have a dilutive effect on the value of the outstanding common shares. Furthermore, the significant downward pressure on the trading price of our common stock as Series B Preferred Stock holders converted these securities and sell the common shares received on conversion could encourage short sales by the holders of Series B Preferred Stock or other shareholders. This would place further downward pressure on the trading price of our common stock. Even the mere perception of eventual sales of common shares issued on the conversion of the Series B Preferred Stock could lead to a decline in the trading price of our common stock.

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We have sold restricted shares which may depress our stock price when they are sellable under Rule 144.

As of February 20, 2004, there were 7,063,063 shares of restricted common stock currently outstanding, including the shares being registered for resale pursuant to this Prospectus, which may be deemed "restricted securities" as that term is defined under the Securities Act of 1933 (the "Act"), and in the future, may be sold pursuant to a registration under the Act, in compliance with Rule 144 under the Act, or pursuant to another exemption. Rule 144 provides, that, in general, a person holding restricted securities for a period of one year may, every three months thereafter, sell in brokerage transactions an amount of shares which does not exceed the greater of one percent of our then outstanding common stock or the average weekly trading volume of the common stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitations by a person who is not an affiliate of ours and was not an affiliate at any time during the 90 day period prior to sale and who has satisfied a two year holding period. Sales of our common stock by certain present stockholders under Rule 144 may, in the future, have a depressive effect on the market price of our securities. In addition, the sale of shares by officers and directors and other affiliated shareholders, may also have a depressive effect on the market for our securities.

We have a significant amount of net operating loss carryforwards which we may not be able to utilize in certain circumstances.

At June 30, 2003, the date of our most recent fiscal year end, we had net operating loss carryforwards ("NOLS") for federal income tax purposes of approximately $45,000,000 available to offset future taxable income. Under Section 382 of the Internal Revenue Code of 1986, as amended, utilization of prior NOLS is limited after an ownership change, as defined in Section 382, to an annual amount equal to the value of the corporation's outstanding stock immediately before the date of the ownership change multiplied by the federal long-term exempt tax rate. Use of our NOLS could also be limited as a result of grants of stock options under stock option plans and other events. In the event we achieve profitable operations, any significant limitation on the utilization of NOLS would have the effect of increasing our current tax liability.

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USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered hereby, but will receive proceeds from the exercise of the warrants being registered by this registration statement. If all the warrants included in this registration statement are exercised, we would receive $181,400 in proceeds. Any funds received in connection with exercises of these warrants will be used for working capital purposes.

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SELLING SECURITY HOLDERS

Summary

Set forth below is a summary of the circumstances that led to the issuance to the listed selling security holders of shares of our common stock and the warrants exercisable into shares of our common stock.

Private Placements of Common Stock

On February 4, 2004, we completed a private placement of $71,824,995 of shares of our common stock to certain institutional and accredited investors pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation D, promulgated thereunder. We issued an aggregate of 5,223,636 shares of our common stock in this transaction and received approximately $67 million in net proceeds. We intend to use the net proceeds from this transaction to strengthen our balance sheet, for sales, marketing and other operational and general corporate purposes. Roth Capital Partners, LLC, SG Cowen Securities Corporation and William Blair & Company acted as placement agents in the transaction. All of the selling security holders in the following table captioned “Securities Issued in Private Placements of Common Stock” participated in this transaction except Midsummer Investment, Ltd., Dialectic Offshore Ltd., Dialectic Capital Partners, L.P. and Dialectic Capital Partners II, L.P., which purchased shares of our common stock as described in the following paragraph.

In addition, we also completed on February 4, 2004, a separate private placement of 136,734 shares of our common stock for an aggregate purchase price of $1,880,092.50 to certain other accredited investors pursuant to Section 4(2) of the Securities Act and Regulation D, promulgated thereunder. We received approximately $1.80 million in net proceeds from this transaction. We intend to use the net proceeds from this transaction for general corporate purposes. The four selling security holders mentioned in the prior paragraph participated in this transaction.

The securities sold in these offerings are restricted securities under the terms of the Securities Act and may not be transferred or resold for a period of one year, except pursuant to registration under the Securities Act or an exemption thereunder. Pursuant to a Registration Rights Agreement entered into with the investors, we agreed to file within 30 days after the closing a registration statement, of which this prospectus is a part, to register the resale by the selling security holders of the shares purchased in the private placements. We also agreed to use our best efforts to have the registration statement declared effective as soon as possible and in any event within 90 days after the closing date or 120 days after the closing date in the event the Commission reviews this registration statement. This registration statement is being filed in compliance with this obligation. Once the registration statement is effective, we have agreed to use our best efforts to keep it effective until the date which is the earlier of (i) two years after the effective date of this registration statement, (ii) at such time as all of the shares have been publicly sold by the selling security holders, or (iii) at such time as all of the shares may be sold pursuant to Rule 144(k) under the Securities Act. If we do not comply with our registration obligations, we have agreed to pay to each selling security holder liquidated damages of up to 2% of the product of (1) the number of shares purchased by the selling security holder in the private placement then held on the date of noncompliance and (2) the greater of (x) the per share purchase price under the Securities Purchase Agreement and (y) the closing sales price of our common stock on the date of noncompliance. Such damages would be payable on the date that we fail to comply with our obligations under the Registration Rights Agreement and on each monthly anniversary thereof until the applicable event is cured.

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Warrants Issued to Consultant

In October 2002, we entered into a consulting agreement with John A. Stiles & Associates, LLC. We issued the listed warrants to purchase 50,000 shares of our common stock to John A. Stiles & Associates, LLC pursuant to the terms and conditions of the consulting agreement. Under our agreement with John A. Stiles & Associates, LLC, we agreed to include the shares issuable upon exercise of the warrants in this prospectus.

Selling Security Holders Table

We have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale of shares of our common stock covered by this prospectus from time to time under Rule 415 of the Securities Act. The shares offered for resale under this prospectus are being registered for resale by selling security holders of Authentidate Holding Corp. who presently hold such shares or may acquire such shares in the future upon the exercise of warrants, or the transferees of such selling security holders. Such persons may resell from time to time all, a portion, or none of such shares. In addition, the Selling Stockholders may sell, transfer or otherwise dispose of a portion of our common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution.”

The following table sets forth information as to each of the Selling Security Holders listed below and the shares that the Selling Security Holders (and their pledgees, assignees and successors in interest) may offer and sell from time to time under this prospectus, as of the date that each Selling Security Holder completed a Selling Security Holder Questionnaire. More specifically, the following table sets forth as to the Selling Security Holders:

•	the number of shares of our common stock that the Selling Security Holder beneficially owned prior to offering for resale of any shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the Selling Security Holder’s accounts under this prospectus; and

•	the number and percent of shares of our common stock to be held by the Selling Security Holder after the offering of the shares registered hereunder, assuming all of such shares are sold by the Selling Security Holder and that such person does not acquire any other shares of our common stock prior to the assumed sale of all of the resale shares. The Selling Security Holders may sell all, some or none of the common stock being offered pursuant to this prospectus.

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The table is prepared based on information supplied to us by the Selling Security Holders. Although we have assumed for purposes of the table below that the Selling Security Holders will sell all of the shares offered by this prospectus, because the Selling Security Holders may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the Selling Security Holders or that will be held by the Selling Security Holders after completion of the resales. In addition, the Selling Security Holders may have sold, transferred or otherwise disposed of the shares in transactions exempt from the registration requirements of the Securities Act since the date the Selling Security Holders provided the information regarding their shares. Information concerning the Selling Security Holders may change from time to time and changed information will be presented in a supplement to this prospectus if and when necessary and required. Except as described in this section, there are currently no agreements, arrangements or understandings with respect to the resale of any of the shares covered by this prospectus.

Name of Selling Security Holder	Shares Beneficially Owned Prior to Offering	Shares Offered	Shares Owned After Offering	Percentage of Shares Owned After Offering(1)

Securities Issued in Private Placements of Common Stock

Brookbend & Co., Nominee for Janus Investment Fund on behalf of its series Janus Venture Fund § (2)	1,310,000	1,310,000	0	0
Trustman in c/o STI Classic Small Cap Growth Fund § (3)	440,000	440,000	0	0
Trustman in c/o Arthur Vining Davis Foundation § (3)	8,000	8,000	0	0
Trustman in c/o TUA Troyal Brooks § (3)	1,400	1,400	0	0
Trustman in c/o TUA Sandy Brooks § (3)	600	600	0	0
Ascend Offshore Fund, Ltd. (4)	275,475	275,475	0	0
Ascend Partners Leveraged Fund, LP (4)	89,242	89,242	0	0
Ascend Partners Sapient LP (4)	33,182	33,182	0	0
Ascend Offshore Leveraged Fund, Ltd. (4)	21,743	21,743	0	0
Ascend Partners, LP (4)	20,975	20,975	0	0
Guggenheim Portfolio Company XXIII, LLC (4)	19,451	19,451	0	0
Ascend Managed Account, Ltd. (4)	14,932	14,932	0	0
Heimdall Investments Ltd. § (5)	400,000	400,000	0	0
Omicron Master Trust (6)	739,826	363,637	376,189	1.2%
Third Point Offshore Fund, Ltd. (7)	162,850	162,850	0	0
Third Point Partners, LP (7)	102,200	102,200	0	0
Points West International Investments, Ltd. (7)	26,450	26,450	0	0
Banzai Offshore Fund, Ltd. (7)	19,450	19,450	0	0
Banzai Partners, LP (7)	14,050	14,050	0	0

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Mainfield Enterprises, Inc. (8)	325,000	325,000	0	0
Lagunitas Partners LP (9)	236,162	236,162	0	0
Jon D. Gruber & Linda W. Gruber	42,087	13,837	28,250	**
Deephaven Small Cap Growth Fund LLC § (10)	135,000	135,000	0	0
Kynikos Opportunity Fund II, LP (11)	63,800	63,800	0	0
Kynikos Opportunity Fund International Limited (11)	51,300	51,300	0	0
Kynikos Opportunity Fund, LP (11)	9,900	9,900	0	0
SLS Offshore Fund, Ltd. (12)	89,800	89,800	0	0
SLS Investors, LP (12)	35,200	35,200	0	0
Hermes Partners, L.P. (13)	65,000	65,000	0	0
Guggenheim Portfolio XVI, LLC (13)	20,000	20,000	0	0
Ultra Hermes Master Fund, L.P. (13)	15,000	15,000	0	0
Proximity Fund, LP (14)	50,000	50,000	0	0
Proximity Partners LP (14)	50,000	50,000	0	0
Ehrenkrantz, King, Nussbaum, Inc. (15)	75,000	75,000	0	0
Capital Ventures International § (16)	75,000	75,000	0	0
Bonanza Master Fund, Ltd. (17)	75,000	75,000	0	0
SF Capital Partners Ltd. § (18)	75,000	75,000	0	0
033 Growth Partners I, L.P. (19)	37,466	37,466	0	0
033 Growth International Fund, Ltd. (19)	17,999	17,999	0	0
033 Growth Partners II, L.P. (19)	11,448	11,448	0	0
Oyster Pond Partners, L.P. (19)	8,087	8,087	0	0
Crestwood Capital Partners, L.P. § (20)	70,900	49,700	21,200	**
Crestwood Capital International, Ltd. § (20)	19,900	13,900	6,000	**
Crestwood Capital Partners II, L.P. § (20)	9,200	6,400	2,800	**
Lazarus Investment Partners, LLLP (21)	60,000	60,000	0	0
Provident Premier Master Fund Ltd. (22)	50,000	50,000	0	0
Gryphon Master Fund, L.P. (23)	50,000	50,000	0	0
Choice Long-Short Fund § (24)	15,500	15,500	0	0
Choice Market Neutral Fund § (24)	14,000	14,000	0	0
Adams Market Neutral Fund § (24)	11,000	11,000	0	0
Spectrum Galaxy Fund § (24)	9,500	9,500	0	0
Bluegrass Growth Fund, LP (25)	35,000	35,000	0	0

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Aberdeen Investment Capital, LLC (26)	15,000	15,000	0	0
American High Growth Equities Retirement Trust (27)	10,000	10,000	0	0
Clairon Capital Corporation (28)	10,000	10,000	0	0
Geduld Capital Partners, LP (29)	15,000	15,000	0	0
Midsummer Investment, Ltd. (30)	598,561	106,734	491,827	1.5%
Dialectic Offshore, Ltd. (31)	37,296	10,930	26,366	**
Dialectic Capital Partners, LP (31)	53,657	17,060	36,597	**
Dialectic Capital Partners II, LP (31)	6,858	2,010	4,848	**
Warrants Issued to Consultant
John A. Stiles & Associates, LLC (32)	62,216	50,000	12,216	**

§     Denotes that the selling security holder is an affiliate of a broker-dealer. This selling security holder has represented to us that it acquired the shares in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

**     Percentage is less than 1.0%.

(1) Percentage based on 32,340,288 shares outstanding as of February 9, 2004.

(2) Mr. Will Bales possesses voting and dispositive control over the shares held by the listed selling security holder.

(3) Mr. Mark Garfinkel possesses voting and dispositive control over the shares held by the listed selling security holder.

(4) Mr. Malcolm Fairbain possesses voting power and dispositive power over the shares held by the listed selling security holder.

(5) HBK Investments, L.P. may be deemed to have sole voting power and sole dispositive power over the shares held by Heimdall Investments Ltd. Pursuant to an Investment Management Agreement between HBK Investments L.P. and Heimdall Investments Ltd. The following individuals have control over HBK Investments L.P.: Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, Richard L. Booth, David C. Haley and Jamiel A. Akhtar.

(6) Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as ofApril 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(7) Mr. Daniel S. Loeb possesses voting and dispositive powers over the shares held by the listed selling security holder.

(8) Mr. Avi Vigder possesses voting and dispositive control over the shares held by Mainfield Enterprises, Inc. Mr. Vigder disclaims beneficial ownership of such shares.

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(9) Gruber McBaine Capital Management possesses voting and dispositive powers over the listed shares. Messrs. Jon D. Gruber and J. Patterson McBaine are the managers of Gruber McBaine Capital Management.

(10) Mr. Colin Smith possesses voting and dispositive control over the shares held by the listed selling security holder.

(11) Messrs. James S. Chanos and Jeffrey R. Perry possess voting and dispositive control over the shares held by the listed selling security holder.

(12) Mr. Scott L. Swid possesses voting and dispositive control over the shares held by the listed selling security holder.

(13) Hermes Advisors is the investment advisor for the listed selling security holder and possesses voting and dispositive control over the shares held by the listed selling security holder. Mr. Paul Flather is the president of Hermes Advisors.

(14) Mr. Geoff Crosby possesses voting and dispositive control over the shares held by the listed selling security holder.

(15) Mr. Anthony Ottimo and Mr. Thomas Giugliano possess voting and dispositive control over the shares held by the listed selling security holder. The listed selling security holder is a registered broker-dealer and a member of the NASD and may be deemed to be an underwriter by the Commission.

(16) Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(17) Mr. Bernay Box possesses voting and dispositive control over the shares held by the listed selling security holder.

(18) Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company (“Staro”) which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares owned by SF Capital Partners Ltd.

(19) Mr. Lawrence C. Longo, Jr. holds voting power and Michael T. Vigo holds dispositive power over the shares held by 033 Growth Partners I, 033 Growth International Fund, Ltd., L.P., 033 Growth Partners II, L.P. and Oyster Pond Partners, L.P.

(20) Mr. Michael Weisberg possesses voting and dispositive control over the shares held by the listed selling security holder.

(21) Mr. Justin Borus possesses voting and dispositive control over the shares held by the listed selling security holder.

(22) Mr. Patrick Schwinghammer possesses voting and dispositive control over the shares held by the listed selling security holder.

(23) Mr. E.B. Lyon IV possesses voting and dispositive control over the shares held by the listed selling security holder.

(24) Patrick Adams, CFA, the managing member and portfolio manager of Choice Investment Management, LLC possesses voting and dispositive power over the shares held by the listed selling security holder.

(25) Brian Shatz possesses voting and dispositive powers over the shares held by the listed selling security holder.

(26) Edmund H. Melhado possesses voting and dispositive powers over the shares held by the listed selling security holder.

(27) Mr. Brad Butler, the trustee of the listed selling security holder, possesses voting and dispositive control over the shares held by the listed selling security holder.

(28) Mr. Morton Cohen possesses voting and dispositive control over the shares held by the listed selling security holder.

(29) Mr. Steven Geduld possesses voting and dispositive control over the shares held by the listed selling security holder.

(30) Midsummer Capital, LLC, the investment advisor to Midsummer Investment, Ltd. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer Investment, Ltd. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of common stock owned by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer Investment, Ltd. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of our common stock and neither person has any legal right to maintain such delegated authority.

(31) Luke Fichthorn possesses voting and dispositive power over the shares held by the listed selling security holder.

(32) Shares offered on behalf of listed holder include 50,000 shares issuable upon exercise of warrants. Mr. John A. Stiles possesses voting and dispositive power over the shares held by the listed selling security holder. Includes 2,216 shares of common stock owned by Mr. Stiles. The listed holder expressly disclaims beneficial ownership of the shares held personally by Mr. Stiles.

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PLAN OF DISTRIBUTION

The Selling Security Holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Security Holders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Securities and Exchange Commission;

•	broker-dealers may agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Security Holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Security Holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Security Holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Security Holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

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     The Selling Security Holders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

     Upon the company being notified in writing by a Selling Security Holders that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Security Holders and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the company being notified in writing by a Selling Security Holder that a donee or pledge intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

     The Selling Security Holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The Selling Security Holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares of common stock will be paid by the Selling Security Holders and/or the purchasers.

     Each Selling Security Holder has represented and warranted to us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. We have advised each Selling Security Holder that it may not use shares registered on this Registration Statement to cover short sales of common stock prior to the date on which this Registration Statement shall have been declared effective by the Securities and Exchange Commission. If a Selling Security Holder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Security Holders will be responsible to comply with the applicable provisions of the Securities Act and Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated, including without limitation, Regulation M, as applicable to such Selling Security Holders in connection with resales of their respective shares under this Registration Statement.

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     We are required to pay all fees and expenses incident to the registration of the shares, but we will not receive any proceeds from the sale of the common stock. We have agreed to indemnify the Selling Security Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

     The legality of the offering of the shares will be passed upon for us by Goldstein & DiGioia, LLP, 45 Broadway, 11th Floor, New York, New York 10006.

EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended June 30, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Securities and Exchange Commission. We distribute annual reports to our stockholders, including audited financial statements, and will provide such other reports as management may deem necessary or appropriate to keep stockholders informed of our company's operations. Reports, proxy and information statements and other information that we file with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Northeast Regional Office, Securities and Exchange Commission, 233 Broadway, New York, New York 10279; and Chicago Regional Office, 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site, http://www.sec.gov, that contains reports, proxy and information statements and other information that we file electronically with the SEC.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in or annexed as exhibits to the registration statement. For further information with respect to our company and the shares of common stock offered by this prospectus, reference is made to the registration statement and to the financial statements, schedules and exhibits filed as part thereof or incorporated by reference herein. Copies of the registration statement, together with such financial statements, schedules and exhibits, may be obtained from the public reference facilities of the Commission at the addresses listed above, upon payment of the charges prescribed therefor by the Commission. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other documents, each such statement being qualified in its entirety by such reference. The registration statement, including exhibits thereto, may be inspected without charge to anyone at the office of the Commission, and copies of all or any part thereof may be obtained from the Commission's principal office in Washington, D.C. upon payment of the Commission's charge for copying.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, heretofore filed by Authentidate Holding Corp. with the Commission pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein:

1.	Our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2003.

2.	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2003 and December 31, 2003.

3.	Our Reports on Form 8-K dated September 12, 2003, September 22, 2003, October 2, 2003, November 17, 2003, December 23, 2003, January 29, 2004, February 5, 2004 and February 13, 2004.

4.	A description of our common stock contained in our registration statement on Form 8-A filed April 17, 2000.

     Each document filed subsequent to the date of this prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and shall be part hereof from the date of filing of such document.

     We will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits). Requests for such copies should be directed to Authentidate Holding Corp., 2165 Technology Drive, Schenectady, New York 12308, telephone (518) 346-7799, Attention: Chief Financial Officer.

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FORWARD LOOKING STATEMENTS

     Certain statements in this Prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We desire to avail ourselves of certain “safe harbor” provisions of the 1995 Reform Act and are therefore including this special note to enable us to do so. Forward-looking statements included in this Prospectus or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties, and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) achievements expressed or implied by those forward looking statements. These future results are based upon management’s best estimates of current conditions and the most recent results of our operations. The statements appear in a number of places in this Prospectus and include statements regarding our intent, belief or current expectations, and those of our directors or officers with respect to: (i) future revenues,(ii) product development, (iii) success in implementing the Authentidate business plan, (iv) the document imaging system industry, and (v) other matters. Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including those discussed throughout this Prospectus. These risks include, but are not limited to, risks associated with recent and accumulated losses, competition, conflicts of interest, limited operating history, dependence upon one product line, and other risks detailed in this Prospectus and our Securities and Exchange Commission filings, including our Annual Report on Form 10-K/A, Quarterly Reports on Form 10-Q, as well as recently filed Reports on Form 8-K, if any, each of which could adversely affect our business and the accuracy of the forward looking statements contained herein.

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PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

Expenses in connection with the issuance and distribution of the securities being registered herein are estimated.

Amount

Securities and Exchange Commission Registration Fee	$10,762.25
Accounting Fees and Expenses	*
Legal Fees and Expenses	*
Printing and Engraving Expenses	*
Miscellaneous Fees and Expenses	*

Total	$10,762.25

* To be provided on amendment.

Item 15.   Indemnification of Directors and Officers

The General Corporation Law of Delaware provides generally that a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative in nature, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Delaware law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper.

Our By-Laws provide for indemnification of our officers and directors to the greatest extent permitted by Delaware law for any and all fees, costs and expenses incurred in connection with any action or proceeding, civil or criminal, commenced or threatened, arising out of services by or on behalf of us, providing such officer's or director's acts were not committed in bad faith. The By-Laws also provide for advancing funds to pay for anticipated costs and authorizes the Board to enter into an indemnification agreement with each officer or director.

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In accordance with Delaware law, our Certificate of Incorporation contains provisions eliminating the personal liability of directors, except for (i) breaches of a director's fiduciary duty of loyalty to us or to our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and (iii) any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity, e.g., as an officer. As a result of the inclusion of such provisions, neither Authentidate Holding Corp. nor our stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence or gross negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitabl e relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

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Item 16.   Exhibits

The exhibits designated with an asterisk (*) are filed herewith. All other exhibits have been previously filed with the Commission and, pursuant to 17 C.F.R. §230.411, are incorporated by reference to the document referenced in brackets following the descriptions of such exhibits. Certain portions of exhibits marked with the symbol (‡) have been granted confidential treatment by the Securities and Exchange Commission. Such portions were omitted and filed separately with the Securities and Exchange Commission.

Item No.	Description

2.1	Form of Stock Purchase Agreement dated as of March 4, 2002 by and among Authentidate Holding Corp., Authentidate International AG and PFK Acquisition Group I, LLC. (Exhibit 2.1 to Form 8-K dated March 15, 2002).

3.1	Certificate of Incorporation of Bitwise Designs, Inc.-Delaware (Exhibit 3.3.1 to Registration Statement on Form S-18, File No. 33-46246-NY)

3.1.1	Certificate of Designation of Series B Preferred Stock (Exhibit 3.2.1 to Form 10-KSB dated October 4, 1999)

3.1.2	Certificate of Amendment to Certificate of Incorporation (filed as Exhibit 3 to Definitive Proxy Statement dated February 16, 2001 as filed with the Securities and Exchange Commission).

3.1.3	Certificate of Amendment of Certificate of Designations, Preferences and Rights and Number of Shares of Series B Convertible Preferred Stock (Exhibit 3.1 to Form 10-Q for the quarter ended December 31, 2002).

3.2	By-Laws (Exhibit 3.2 to Registration Statement on Form S-18, File No. 33-46246-NY)

4.1	Form of Common Stock Certificate (Exhibit 4.1 to Registration Statement on Form S-18, File No. 33-46246-NY)

4.2	Form of Series B Preferred Stock Certificates (Exhibit 4.5 to the Registration Statement on form SB-2, File No. 33-76494)

4.3	Form of Warrant issued to certain individuals in fiscal year ended June 30, 2001 (Exhibit 4.7 to Form 10-K dated September 26, 2001).

4.4	Form of Warrant issued in connection with Series C Preferred Stock Offering (Exhibit 4.2 to Form 10-Q dated May 14, 2001).

4.6	Form of Warrant Agreement issued to certain Warrant holders dated as of February 19, 2002 (Exhibit 10.1 to Form 8-K dated March 19, 2002).

4.7	Form of Warrant issued in connection with Unit Offering (Exhibit 4.12 to Form 10-K dated September 30, 2002).

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4.8	Form of Warrant, dated as of October 25, 2002, issued in connection with private placement (Exhibit 4.2 to Form 8-K dated October 25, 2002).

4.9	Form of Warrant, dated as of May, 2003, issued in connection with private placement (Exhibit 4.2 to Form 8-K dated May 30, 2003).

4.10	Form of Warrant, dated as of September 12, 2003, issued in connection with private placement (Exhibit 4.2 to Form 8-K dated September 15, 2003).

4.11	Form of Warrant, dated as of September 22, 2003, issued in connection with private placement (Exhibit 4.1 to Form 8-K dated September 22, 2003).

5	Opinion of Goldstein & DiGioia, LLP (to be filed on amendment).

10.1	1992 Employee stock option plan (Exhibit 10.10 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.2	1992 Nonexecutive Directors stock option plan (Exhibit 10.11 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.3	Agreement with Prime Computer, Inc. (Exhibit 10.14 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.4	Agreement with Mentor Computer Graphics Ltd. (Exhibit 10.15 to Registration Statement on Form S-18, File No. 33-46246-NY)

10.5	Agreement and Plan of Merger by and among Bitwise Designs, Inc., Bitwise DJS, Inc., certain individuals and DJS Marketing Group, Inc. dated March 6, 1996 (Exhibit 2 to Form 8-K dated March 22, 1996)

10.6	Employment Agreement between John Botti and the Company dated January 1, 2000 (Exhibit 10.27 to the Company’s Form 10-KSB dated June 30, 2000).

10.7‡	Joint Venture Agreement between The Company, Authentidate, Inc. and Windhorst New Technologies, Agi.G (Exhibit 10.30 to the Company’s Form 10-KSB dated June 30, 2000)

10.8‡	Technology License Agreement between The Company, Authentidate, Inc. and Windhorst New Technologies, Agi.G (Exhibit 10.31 to the Company’s Form 10-KSB dated June 30, 2000)

10.9	Series C Preferred Stock and Warrant Purchase Agreement between Authentidate Holding Corp. and purchasers of Series C Preferred Stock (Exhibit 10.1 to Form 10-Q dated May 14, 2001).

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10.10	Registration Rights Agreement between Authentidate Holding Corp. and purchasers of Series C Preferred Stock (Exhibit 10.2 to Form 10-Q dated May 14, 2001).

10.11	2000 Employee Stock Option Plan (filed as Exhibit 2 to Definitive Proxy Statement dated February 16, 2001 as filed with the Securities and Exchange Commission).

10.12	Form of Security Exchange Agreement entered into between Authentidate Holding Corp., Authentidate, Inc. and certain security holders of Authentidate, Inc. (Exhibit 10.15 to the Company’s Form 10-K dated September 26, 2001)

10.13	Agreement dated May 24, 2001 between Authentidate Holding Corp., Authentidate, Inc., Internet Venture Capital, LLC and Nicholas Themelis. (Exhibit 10.16 to the Company’s Form 10-K/A dated January 24, 2002)

10.14	Underlease Agreement of Authentidate, Inc. for a portion of the 43rd Floor at 2 World Financial Center. (Exhibit 10.17 to the Company’s Form 10-K dated September 26, 2001)

10.15	2001 Non-Executive Director Stock Option Plan (filed as Exhibit A to Proxy Statement dated December 18, 2001, as filed with the Commission).

10.16	Form of Letter of Credit dated as of May 6, 2002 between DJS Marketing Group, Inc. and Transamerica (filed as Exhibit 10.2 to Form 10-Q dated May 15, 2002).

10.17	Form of Unit Purchase Agreement entered into between Authentidate Holding Corp. and certain investors (Exhibit 10.21 to Form 10-K dated September 30, 2002).

10.18	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors (Exhibit 10.22 to Form 10-K dated September 30, 2002).

10.19‡	Strategic Alliance Agreement between Authentidate Holding Corp., Authentidate, Inc. and United States Postal Service dated as of July 31, 2002. (Exhibit 10.23 to Form 10-K dated September 30, 2002).

10.20	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of September 12, 2003 (Exhibit 10.1 to Form 8-K dated September 15, 2003).

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10.21	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of September 12, 2003 (Exhibit 10.2 to Form 8-K dated September 15, 2003).

10.22	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and a certain investor, dated as of September 22, 2003 (Exhibit 10.1 to Form 8-K dated September 22, 2003).

10.23	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and a certain investor, dated as of September 22, 2003 (Exhibit 10.2 to Form 8-K dated September 22, 2003).

10.24	Form of Securities Purchase Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of January 28, 2004 and as of February 2, 2004 (Exhibit 10.1 to Form 8-K dated February 5, 2004).

10.25	Form of Registration Rights Agreement entered into between Authentidate Holding Corp. and certain investors, dated as of January 28, 2004 and as of February 2, 2004 (Exhibit 10.2 to Form 8-K dated February 5, 2004).

23.1*	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Goldstein & DiGioia, LLP, contained in Exhibit 5.

24*	Power of Attorney (included on signature page of this Registration Statement).

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Item 17. Undertakings

The undersigned registrant hereby undertakes:

A.     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)      To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)      To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)      To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information to be contained in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)      That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)      For purposes of determining any liability under the Securities Act of 1933, each filing of our company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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B.      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Schenectady, New York, on February 27, 2004.

AUTHENTIDATE HOLDING CORP

By:	/s/ John T. Botti
John T. Botti,
Chief Executive Officer, Chairman of the Board
and President

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below substitutes and appoints John T. Botti his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be don in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

Name	Title	Date

/s/ John T. Botti	Chairman of the Board, President and Chief Executive Officer	February 27, 2004
John T. Botti

/s/ J. David Luce	Director	February 27, 2004
J. David Luce

/s/ Steven A. Kriegsman	Director	February 27, 2004
Steven A. Kriegsman

/s/ J. Edward Sheridan	Director	February 27, 2004
J. Edward Sheridan

/s/ Charles C. Johnston	Director	February 27, 2004
Charles C. Johnston

/s/ F. Ross Johnson	Director	February 27, 2004
F. Ross Johnson

/s/ Harry J. Silverman	Director	February 27, 2004
Harry J. Silverman

/s/ Dennis H. Bunt	Chief Financial Officer and Principal Accounting Officer	February 27, 2004
Dennis H. Bunt

/s/ Peter Smith	Chief Operating Officer	February 27, 2004
Peter Smith

/s/ Thomas Franceski	Vice President, Technology Products Group	February 27, 2004
Thomas Franceski